F O R    I M M E D I A T E    R E L E A S E



                       PRESS RELEASE


                                      February 23, 1994
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800


           HEALTH CARE REIT, INC. ANNOUNCES FINANCINGS


       Toledo, Ohio, February 23, 1994....Health Care REIT, Inc.
(NYSE/HCN) announced that it has provided construction loan financing for a 70-unit assisted living addition to a facility located in Stow, Ohio. The Company currently owns the 90-bed nursing facility and leases it to The Briarwood Limited Partnership. The Company has advanced $135,300 against a commitment to fund up to $1.4 million.

       Additionally, the Company has provided lease financing of $1.3 million for an 84-unit Alzheimer's treatment/assisted living facility located in Tampa, Florida. The lessee is a Florida limited partnership, and the facility is managed by The Standish Care Company based in Boston, Massachusetts.

       Health Care REIT, Inc. is a real estate investment trust which invests in health care properties, primarily nursing homes.
The Company also invests in assisted living and retirement facilities, rehabilitation centers, primary care facilities and psychiatric hospitals.








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